Filed Pursuant to Rule 433

Registration Nos. 333-208054

333-208054-01

333-208054-02

Citibank Credit Card Issuance Trust

Issuing Entity

Class 2017-A3 Notes of April 2020

(Legal Maturity Date April 2022)

Citibank, N.A.

Sponsor and Depositor

Free Writing Prospectus Dated May 15, 2017

Citibank Credit Card Issuance Trust has prepared a preliminary prospectus subject to completion dated May 10, 2017, that describes the Class 2017-A3 notes to be issued by the issuing entity. These Class 2017-A3 notes form a part of the same subclass and have the same terms as, and are fungible with, the issuing entity’s outstanding Citiseries $1,900,000,000 1.92% Class 2013-A7 notes of April 2020 (legal maturity date April 2022) issued on April 11, 2017. You should review the preliminary prospectus in its entirety before deciding to purchase any of the Class 2017-A3 notes.

Ratings

Citibank Credit Card Issuance Trust will issue the Class 2017-A3 notes only if they are rated by the following nationally recognized statistical rating organization as follows:

S&P Global Ratings	AAA(sf)*
Fitch Ratings	AAAsf*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its scheduled principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an amortization event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision, withdrawal or qualification at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described in the preliminary prospectus, Citibank, N.A. or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change, withdrawal or qualification of a rating, by one rating agency will not necessarily correspond to a rating, or a change, withdrawal or qualification of a rating, from any other rating agency.

Citigroup
HSBC
MUFG
Wells Fargo Securities

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuing entity’s registration statement is 333-208054. Alternatively, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling 605-331-1567, which you may call collect.

* An “sf” or “(sf)” in the credit rating denotes an identification for structured finance product ratings that was implemented by the rating agencies as of September 2010.